UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month July 2025

Commission File Number: 001-37611

Pyxis Tankers Inc.

(Translation of registrant’s name into English)

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐UNITED STATES

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 27, 2025, the audit committee of Pyxis Tankers Inc. (the “Company”) received correspondence from KPMG Certified Auditors S.A. (“KPMG”), informing the Company of its resignation as the Company’s independent registered public accounting firm effective upon the conclusion of the Company’s filing on Form 6-K of its unaudited financial results for the six month period ending June 30, 2025 in accordance with Item 8.A.5 of Form 20-F.

The audit reports of KPMG on the financial statements of the Company as of and for the fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2024 and 2023 and during the period from January 1, 2025 through the date hereof, there were (i) no “disagreements”, as such term is used in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement(s) in connection with its reports, and (ii) no “reportable events,” as the term is described in Item 16F(a)(1)(v) of Form 20-F, except that KPMG informed the Company of a material weakness regarding the incorrect accounting of the partial redemption of the Series A Convertible Preferred Stock that occurred in the second quarter ending June 30, 2024, which deficiency was effectively remediated prior to December 31, 2024.

The Company provided KPMG with a copy of this Form 6-K and requested that KPMG furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether KPMG agrees with the above statements, and, if not, stating the respects in which it does not agree. A copy of KPMG’s letter is furnished as Exhibit 16.1 to this Form 6-K.

Upon approval of its audit committee, the Company expects in due course to engage a new independent registered public accounting firm to replace KPMG and will announce such engagement when it occurs.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate this report on Form 6-K, including Exhibit 16.1 by reference to its Form 20-F to the extent necessary to satisfy such reporting obligations.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No 333-278862), initially filed with the U.S. Securities and Exchange Commission on April 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: July 7, 2025

Exhibit Index

Exhibit Number	Document

16.1	Letter from KPMG Certified Auditors S.A. dated July 7, 2025.